UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AMERICAN WELL CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03044L105

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03044L105

1.	Names of Reporting Persons. Teva Pharmaceutical Industries Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,666,664
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,666,664
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,666,664
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%*
12.	Type of Reporting Person (see Instructions) CO

*	Percentage is based on 200,751,168 shares of Class A common stock issued and outstanding as of December 31, 2020.

Item 1.

(a)	Name of Issuer: American Well Corporation

(b)	Address of Issuer’s Principal Executive Offices: 75 State Street, 26th Floor, Boston, MA 02109

Item 2.

(a)	Name of Person Filing: This Schedule 13G is filed by Teva Pharmaceutical Industries Limited, an Israel company (“Teva”)

(b)	Address of Principal Business Office or, if none, Residence:

Teva Pharmaceutical Industries Limited

5 Basel Street

Petach Tikva 4951033

Israel

(c)	Citizenship: Teva is an Israeli corporation.

(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share.

(c)	CUSIP Number: 03044L105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C 78c).

(b)	☐ Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).

(c)	☐ Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);

(g)	☐ Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

(j)	☐ Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 10,666,664

(b)	Percent of class: 5.3%, which is based on 200,751,168 shares of Class A common stock issued and outstanding as of December 31, 2020.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 10,666,664

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 10,666,664

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: February 11, 2021	/s/ Eli Kalif
Name: Eli Kalif
Title: Executive Vice President, Chief Financial Officer